FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Anglo Swiss Resources Inc.

(Translation of registrant's name into English)

Suite #1904, 837 West Hasting Street, Vancouver, British Columbia V6C 3N7 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Anglo Swiss Resources Inc.
(Registrant)

Date: September 30, 2004	By: /s/ Chris Robbins
Name

Its: Vice President
(Title)

ANGLO SWISS RESOURCES INC. #1904 - 837 West Hastings Street Vancouver, B.C. V6C 3N7	September 30, 2004 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin : AMO

Kenville Gold Mine UPDATE &
INCENTIVE Options granted

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin-AMO) has received payment, as specified under the terms of the previously announced Option Joint Venture Agreement (News Release dated October 28, 2003) on the historic Kenville Gold Mine.  In addition to total payments of $100,000 to Anglo Swiss, the Optionee is scheduled to complete surface and underground exploration programs totalling $700,000 prior to August 29, 2006.

Although the Kenville Mine has not been in production for decades, figures released in 1990 ranked it as the 26th largest gold producer in British Columbia history. British Columbia Government records indicate that between 1890 and 1954, the Kenville Mine produced 2,024,306 grams of gold (2 metric tonnes) from 181,120 tonnes of ore.  A new geological evaluation to determine current and prospective ore reserves (as required under National Instrument 43-101) has been commissioned and is expected to be filed shortly.

➢

A surface exploration program is being considered to enlarge the soil geo-chemical grid to explore and expand the present anomalies discovered during the mid 1990’s by Teck Corp during a two-year drill program.  A geo-chemical soil grid located a large copper, gold, silver and molybdenum anomaly, which may overlie a zone or zones of foliation-conformable porphyr copper-style mineralization. The soil anomaly is located near the periphery of a felsic intrusion in a virtually unexplored area.  The anomalous area is 1000 meters in strike length and 250 meters in width, and is open to expansion.  Magnetometer and VLF-EM surveys, machine trenching, surface prospecting and geological mapping will be used to follow-up the anomaly.

➢

A diamond drill program is also planned to investigate the newly discovered Eagle Vein and three drill sites have been selected on the surface.  Based on the initial results, further diamond drilling may also be taken from the existing underground infrastructure to expand the existing vein structures.  Given the known structural and mineralogical complexities of the productive vein systems, comparatively little weight in reserve calculations was historically given to drill intersections.  Due to the “nugget effect” from native gold in assay samples and variability in vein width, underground bulk sampling was the preferred method of testing the veins, using the classic “drill for structure, drift for values” development plan.  The Eagle Vein is located about 150 meters west of the Hardscrabble Vein on the 2570 level, and would require a new crosscut drift from the mine workings to facilitate underground bulk sampling.

A work permit is in place on the Kenville property and 2 kilometres of road is being completed to gain access through the anomalous zone. The work permit is for an aggregate of 1000 metres of trenching in six locations through the zone. The trenching and drill program(s) are currently under consideration upon assessment of the initial program(s) and completion of the 43-101 Compliance Report.

Incentive Option Grant

The Company has granted 1,000,000 options to a director of the company at an exercise price of $0.10.  The options are for a five-year period, expiring on or before September 28, 2009.  The options will vest and be subject to applicable hold periods as per regulatory guidelines.

On behalf of the Board,

"Len Danard"

President & CEO

For further information please contact:

Anglo Swiss Resources Inc.

Telephone:

(604)683-0484

or Investor relations at

Fax:

(604)683-7497

Daimler Partners

Mr. Peter Holt

Telephone:

(604)605-8522

Internet:

www.anglo-swiss.com

Email:

angloswiss@shaw.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.